OMB APPROVAL	
OMB Number.	3235-0123
Expires: September 30, 1998	
Estimated average burden hours per response . . . 12.00	

SECU MMISSION

03002882

3/6/2003

SECTION WASH, D.C. 187 FEB 19 2003 SEC MAIL RECEIVED PROCESSING

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8 -16560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DARWOOD ASSOCIATES INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
40 RECTOR STREET ROOM 1523

(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JULIUS RENDINARO (212) 233-0500

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BARRY J. CHARLES
(Name - if individual, state last, first, middle name)

ONE NORTH END AVENUE, SUITE 1201, NEW YORK, NEW YORK 10282
(Address) (City) (State) (Zip Cod

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

8 3-6

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410(3-91) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I, JULIUS RENDINARO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DARWOOD ASSOCIATES INC., as of DECEMBER 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE A. BACKES
NOTARY PUBLIC, State of New York
No.43-0125065
Qualified in Richmond County
Commission Expires March 30, ~~1989~~ 2003

Julius Rendinaro
Signature

President
Title

Notary Public

Jan 31. 2003

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Cash flows.
- [ ] (e) Statement of Changes in Stoclkholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordingated to Claims or Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplement Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

ONE NORTH END AVENUE
SUITE 1201
WORLD FINANCIAL CENTER
NEW YORK, NEW YORK 10282-1101
PHONE: (212) 845-5050
FAX: (212) 845-4197

Darwood Associates Inc.
40 Rector Street Room 1523
New York, New York 10006

Gentlemen:

I have audited the accompanying Focus Report, Form X-17A-5, of Darwood Associates Inc. as of December 31, 2002 and the related statements of cash flows for the year then ended. The Focus Report is the responsibility of the Company's management. My responsibility is to express an opinion on the Focus Report based on my audit.

I conducted this audit in accordance with generally accepted auditing standards, including a review of the system of internal control and procedures for safeguarding securities. There were no material inadequacies in the internal control of the Company.

Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the accompanying Focus Report, Form X-17A-5, present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2002, in the form required by the Securities and Exchange Commission and in conformity with generally accepted accounting principles.

January 23, 2003

FORM X-17A-5

3/91

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16 2) Rule 17a-5(b) [ ] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER

Darwood Associates Inc. [13]

SEC FILE NO. 8-16560 [14]

FIRM ID NO. 13-2682784 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not use P.O. Box No.)

40 Rector Street Room 1523 [20]

FOR PERIOD BEGINNING (MM/DD/YY) 01/01/02 [24]

New York [21] NY [22] 10006 [23]

(City) (State) (Zip Code)

AND ENDING (MM/DD/YY) 12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julius Rendinaro [30]

(Area Code) - Telephone No. (212) 233-0500 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

Execution:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated this 31st day of JAN 2003

Manual signatures of:

1) Julius Rendinaro

Principal Executive Officer or Managing Partner

2)

Principal Financial Officer or Partner

3)

Principal Operations Officer of Partner

ATTENTION - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Darwood Associates Inc.	N 3	10

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY)	12/31/02	9
SEC FILE NO.	8-16560	9
Consolidated		19
Unconsolidated		19

ASSETS

		Allowable		Non-Allowable		Total	
1. Cash		$ 81,987	200			$ 81,987	75
2. Receivables from brokers or dealers:							
A. Clearance account		12,956	295	33			
B. Other			300	$	550	12,989	81
3. Receivables from non-customers			355	–	600	–	83
4. Securities and spot commodities owned, at market value:							
A. Exempted securities			418				
B. Debt securities			419				
C. Options			420				
D. Other securities		–	424				
E. Spot commodities			430			–	85
5. Securities and/or other investments not readily marketable:							
A. At cost	$ 3,300 [130]						
B. At estimated fair value			440	3,300	610	3,300	86
6. Securities borrowed under subordination agreement's and partners' individual and capital securities accounts, at market value:			460		630		88
A. Exempted securities	$ [150]						
B. Other securities	$ [160]						
7. Secured demand notes market value of collateral:			470		640		89
A. Exempted securities	$ [170]						
B. Other securities	$ [180]						
8. Memberships in exchanges:							
A. Owned, at market	$ [190]						
B. Owned, at cost					650		
C. Contributed for use of the company, at market value					660		90
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480		670		91
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization			490	–	680	–	92
11. Other assets SECURITY DEPOSIT			535	1,441	735	1,441	93
12. TOTAL ASSETS		$ 94,943	540	$ 4,774	740	$ 99,717	94

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

		Liabilities		Non-A.I. Liabilities		Total	
13. Bank loans payable		$	1045	$	1255	$	1470
14. Payable to brokers or dealers:							
A. Clearance account			1114		1315		1560
B. Other			1115	$	1305		1540
15. Payable to non-customers			1155		1355		1610
16. Securities sold not yet purchased, at market value:					1360		1620
17. Acounts payable, accrued liabilities, expenses and other		53,296	1205		1385	53,296	1685
18. Notes and mortgages payable:							
A. Unsecured		15,518	1210			15,518	1690
B. Secured			1211		1390		1700
19. Liabilities subordinated to claims of general creditors:							
A. Cash borrowings					1400		1710
1. from outsiders $	970						
2. Includes equity subordination (15c3-1 (d)) of $	980						
B. Securities borrowings, at market value:					1410		1720
from outsiders $	990						
C. Pursuant to secured demand note collateral agreements							
1. from outsiders $	1000						
2. Includes equity subordination (15c3-1 (d)) of $	1010				1420		1730
D. Exchange memberships contributed for use of company, at market value					1430		1740
E. Accounts and other borrowings not qualified for net capital purposes			1220		1440		1750
20. TOTAL LIABILITIES		$ 68,813	1230	$	1450	$ 68,813	1760

Ownership Equity

			Total	
21. Sole Proprietorship			$	1770
22. Partnership (limited partners)	$	1020		1780
23. Corporation:				
A. Preferred stock				1791
B. Common Stock			50,000	1792
C. Additional paid-in capital				1793
D. Retained earnings			(19,097)	1794
E. Total			30,903	1795
F. Less capital stock in treasury			( )	1796
24. TOTAL OWNERSHIP EQUITY			$ 30,903	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 99,717	1810

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement og Financial Condition				$ 30,903	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				30,903	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities				$ 30,903	3530
6. Deductions and/or charges					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 4,774	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other (deductions) and/or charges		3610		(4,774)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions				$ 26,130	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments		3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue Concentration		3650			
E. Other (List)		3736		( )	3740
10. Net capital				$ 26,130	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minmimum net capital required (6-2/3% of line 19)		$ 4,590	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 5,000	3760
14. Excess net capital (line 10 less 13)		$ 21,130	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 19,247	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement fo Financial Condition		$ 68,813	3790
17. Add:			
A. Drafts for immediate credit	$ [3800]		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ [3810]		
C. Other unrecorded amounts (List)	$ [3820]	$	3830
19. Total aggregate indebtedness		$ 68,813	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 263.353%	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)		%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15 c3-3 prepared as of the date of the net capital computation includign both brokers or dealers and consolidated subsidiaries' debits		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimumdollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2%of aggregate debits if alternateive method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.**

For the period (MMDDYY) from	01/01/02	3932
to	12/31/02	3933
Number of months included in this statement	12	3931

Part A

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 112,076	3935
b. Commissions on listed option transactions			6,004	3938
c. All other securities commissions			282,197	3939
d. Total securities commissions			400,277	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange				3945
b. From all other trading				3949
c. Total gain (loss)			–	3950
3. Gains or losses on firm securities investment accounts				3952
4. Profit value is paid or credited				3955
5. Revenue from sale of investment company shares				3970
6. Commodities revenue				3990
7. Fees for account supervision, investment advisory and administrative services				3975
8. Other revenue			51,751	3995
9. Total revenue			$ 452,028	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers			$ 12,000	4120
11. Other employee compensation and benefits			289,106	4115
12. Commissions paid to other broker dealers				4140
13. Interest expense			1,423	4075
a. Includes interest on accounts subject to subordination agreements		4070		
14. Regulatory fees and expenses			2,614	4195
15. Other expenses			140,396	4100
16. Total expenses			$ 445,539	4200

NET INCOME

17. Net income (loss) before Federal income taxes and items below (item 9 less 16)			$ 6,489	4210
18. Provision for Federal income taxes (for parent only)			2,504	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of		4238		
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of		4239		
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 3,985	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items			$	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.**

For the period (MMDDYY) from 01/01/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 26,918	4240
A. Net income (loss)			3,985	4250
B. Additions (Includes non- conforming capital of	$	4262)		4260
C. Deductions (Includes non-conforming capital of	$	4272)		4270
2. Balance, end of period (From item 1800)			$ 30,903	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PEN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **Darwood Associates Inc.** as of 12/31/02

Exemptive Provision Under Rule 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)--$2500 capital category as per Rule 15c3-1 ______ 4550

B. (k) (2)(A)--"Special Account for the Exclusive Benefit of customers" maintained ______ 4560

C. (k) (2)(B)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm RBC Dain Rauscher, Inc. 4335 ______ 4570

D. (k) (3)--Exempted by order of the Commission ______ 4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months abd accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

DARWOOD ASSOCIATES INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

NET INCOME		$ 3,985
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITES		
Increase in accounts receivable	(11,840)	
Decrease in loans receivable	442	
Increase in accounts payable	31,206	
Total Adjustments		19,808
NET CASH PROVIDED BY FINANCING ACTIVITIES		
Increase in loans payable		15,518
INCREASE IN CASH		39,311
CASH ABD CASH EQUIVALENTS - BEGINNING OF YEAR		42,676
CASH AND CASH EQUIVALENTS - END OF YEAR		$ 81,987

BARRY J. CHARLES
CERTIFIED PUBLIC ACCOUNTANT

DARWOOD ASSOCIATES INC.

RECONCILIATION OF NET CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2002

Net Capital per Unaudited Report	$ 41,849
Additional accrued income	1,956
Additional accrued expenses	(36,845)
Decrease in nonallowable assets	19,170
Net Capital per Audited Report	$ 26,130